SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 16, 2005

MAXXAM INC.
(Exact name of Registrant as specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

1-3924
(Commission File Number)

95-2078752
(I.R.S. Employer Identification Number)

1330 Post Oak Boulevard **Suite 2000** **Houston, Texas** (Address of Principal Executive Offices)	**77056** (Zip Code)

Registrant's telephone number, including area code: **(713) 975-7600**

Item 12. Results of Operations and Financial Condition.

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on March 16, 2005, regarding its 2004 fourth quarter and twelve month results.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: March 16, 2005   By: /s/ Bernard L. Birkel
                                             Bernard L. Birkel
                                  Secretary and Senior Assistant General Counsel


EXHIBIT INDEX


Exhibit 99.1   Earnings Release issued on March 16, 2005